Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

***

The following communication was made available by Blade Urban Air Mobility, Inc. (the “Company”) on Twitter on December 15, 2020:

Twitter: We’re excited to share that BLADE is going public. Learn more:

https://blade.flyblade.com/investors #urbanairmobility #evtol

The following communication was retweeted and made available by the Company on Twitter on December 15, 2020:

Twitter: DealBook @dealbook Dec 15 In today's DealBook newsletter: a scoop about the helicopter taxi service Blade going public via SPAC, the latest regulatory pushback against Big Tech, uproar over the settlement of a gender discrimination lawsuit by Pinterest's former C.O.O. and more

The text of the linked article follows:

Blade Takes Off for the Stock Markets

The private helicopter taxi company is merging with a blank-check fund.

By Andrew Ross Sorkin, Jason Karaian, Michael J. de la Merced, Lauren Hirsch and Ephrat Livni

Blade lands a SPAC

Blade Urban Air Mobility, the New York-based helicopter taxi service, has struck a deal to go public via a sale to a blank-check company backed by KSL Capital that values the company at about $825 million. The deal includes $400 million in proceeds, which includes a $125 million infusion along with the cash in the SPAC. Pending the deal’s closure, it will trade on the Nasdaq under the ticker “BLDE.”

An upscale way to get from here to there. Blade was founded in 2014 by Rob Wiesenthal, the former Warner Music and Sony exec, catering to wealthy Manhattanites seeking a quicker way to get to the Hamptons, Nantucket and other popular summer destinations. (The 40-minute flight from Manhattan to East Hampton currently runs $795 per seat.) Blade has since expanded into other modes of transit, like seaplanes and private jet flights from Westchester to Aspen, Miami and further afield. During the pandemic, Blade has added other perks, including on-site Covid testing before check-in.

A flying E.V. SPACs have bet big on electric vehicles this year, looking to catch a winner in the shift to a low-carbon economy. There is an E.V. aspect to the Blade deal, too. Some of the proceeds in the merger will go toward its adoption of electric aircraft. The nascent technology is still working toward regulatory approval, with the U.S. military and Airbus, a Blade investor, among those developing prototypes.

KSL, the private equity firm behind the SPAC, also owns the airport services group Ross Aviation, which it says will partner with Blade on some routes, providing maintenance and — eventually — electric charging stations.

An elite investor base. Blade’s investors reflect the sort of clientele it attracts, including IAC’s Barry Diller, iHeartMedia’s Robert Pittman and Discovery’s David Zaslav. They’re joined in the deal by the media mogul David Geffen, HG Vora Capital and KSL.

The following communication was retweeted and made available by the Company on Twitter on December 15, 2020:

Twitter: New York Post @nypost Dec 15 Helicopter tax service Blade to go public in merger with blank-check company

The text of the linked article follows:

Helicopter taxi service Blade to go public in merger with blank-check company

By Alexandra Steigrad December 15, 2020 | 9:52am | Updated

Blade — the Uber-like, short-distance aviation company known for its helicopter flights to the Hamptons — is set to go public by merging with a blank-check company.

The deal values Blade at $825 million, and is being backed by a slew of media big shots, including IAC chairman Barry Diller, movie and music mogul David Geffen, iHeartMedia boss Bob Pittman and Discovery chief executive David Zaslav, according to an SEC filing on Tuesday.

Rob Wiesenthal, a former Warner Music and Sony executive who founded Blade in 2014, said the initial public offering will allow his company to expand new urban air mobility routes and infrastructure, as well as accelerate its the transition from the use of conventional aircraft to electric vertical take-off and landing, or VTOL technology.

In layman’s terms, Blade is angling to develop electric helicopter technology, which, like electric cars, Chief Executive Wiesenthal says is the future of the industry.

“Ground mobility has been rapidly transformed by software and battery technology, as evidenced by the rapid adoption of electric vehicles,” Wiesenthal said. “The next battle is in the air.”

To go public, Blade will merge into a subsidiary of Experience Investment Corp., which is an affiliate of KSL Capital Partners, a buyout firm that also owns the airport services company Ross Aviation. The latter will partner with Blade on some routes, providing maintenance, and eventually electric charging stations.

The IPO gives Blade the muscle to get in the electric game via $400 million in gross proceeds, which is comprised of Experience Investment’s cash held in a trust and an upsized $125 million fully committed common stock private investment in public equity at $10 a share. This includes investments the aforementioned media moguls, as well as affiliates of Hedosophia, HG Vora Capital Management and KSL Capital Partners.

The transaction is expected to close in the first half of 2021, and will see the combined company trade on the Nasdaq under the ticker symbol “BLDE.”

Known to mainly to Manhattanites as a way to quickly get to the Hamptons or Nantucket, Blade also is looking to expand into new routes, including the Northeast Corridor and West Coast of the US and internationally in Asia.

Wiesenthal will lead the combined company as CEO, and sit on the board, along with other notable media types like Discovery’s Zaslav, Kenneth Lerer, managing partner of Lerer Hippeau and co-founder of Huffington Post; and Susan Lyne, the former president of Disney’s ABC Entertainment Group, who is now the co-founder and general partner of BBG Ventures.

The filing said that Experience Investment, which holds about $225 million cash in trust, will combine with Blade at an estimated $825 million pro forma equity value. Blade’s equity holders are expected to hold 43.2 percent of the issued and outstanding shares of common stock of the combined company when the deal closes.

The following communication was retweeted and made available by the Company on Twitter on December 15, 2020:

Twitter: brian garrett-glaser @bgarrettglaser ·Dec 15 NEWS: Blade Air Mobility (@flybladenow) going public at an estimated valuation of $825 million after combining with Experience Investment Corp. Investor call starts momentarily.

The following communication was made available by the Company on Twitter on December 15, 2020:

Twitter: BLADE to be listed on NASDAQ, creating the only publicly traded global urban air mobility company https://nytimes.com/2020/12/15/business/dealbook/blade-helicopter-spac.html… #uam #urbanairmobility #technology via @nytimes

The text of the linked articles follow:

Blade Takes Off for the Stock Markets

The private helicopter taxi company is merging with a blank-check fund.

By Andrew Ross Sorkin, Jason Karaian, Michael J. de la Merced, Lauren Hirsch and Ephrat Livni

Blade lands a SPAC

Blade Urban Air Mobility, the New York-based helicopter taxi service, has struck a deal to go public via a sale to a blank-check company backed by KSL Capital that values the company at about $825 million. The deal includes $400 million in proceeds, which includes a $125 million infusion along with the cash in the SPAC. Pending the deal’s closure, it will trade on the Nasdaq under the ticker “BLDE.”

An upscale way to get from here to there. Blade was founded in 2014 by Rob Wiesenthal, the former Warner Music and Sony exec, catering to wealthy Manhattanites seeking a quicker way to get to the Hamptons, Nantucket and other popular summer destinations. (The 40-minute flight from Manhattan to East Hampton currently runs $795 per seat.) Blade has since expanded into other modes of transit, like seaplanes and private jet flights from Westchester to Aspen, Miami and further afield. During the pandemic, Blade has added other perks, including on-site Covid testing before check-in.

A flying E.V. SPACs have bet big on electric vehicles this year, looking to catch a winner in the shift to a low-carbon economy. There is an E.V. aspect to the Blade deal, too. Some of the proceeds in the merger will go toward its adoption of electric aircraft. The nascent technology is still working toward regulatory approval, with the U.S. military and Airbus, a Blade investor, among those developing prototypes.

KSL, the private equity firm behind the SPAC, also owns the airport services group Ross Aviation, which it says will partner with Blade on some routes, providing maintenance and — eventually — electric charging stations.

An elite investor base. Blade’s investors reflect the sort of clientele it attracts, including IAC’s Barry Diller, iHeartMedia’s Robert Pittman and Discovery’s David Zaslav. They’re joined in the deal by the media mogul David Geffen, HG Vora Capital and KSL.

The following communication was initially made by Rob Wiesenthal, the Company’s CEO, and subsequently retweeted and made available by the Company on Twitter on December 15, 2020:

Twitter: Rob Wiesenthal @wiesenthal This is just the start of our work towards transforming our current business by leveraging quiet, zero carbon emission and cost-effective eVTOL (Electric Vertical Takeoff and Landing) aircraft.

The following communication was made available by the Company on Instagram on December 15, 2020:

Instagram: We’re excited to share that BLADE is going public. BLADE will be the only publicly traded global Urban Air Mobility company, solidifying its position as the market leader in the rapidly growing UAM market. BLADE is a technology-powered, short-distance aviation company committed to reducing travel friction by enabling air transportation alternatives to some of the most congested ground routes in the U.S. and abroad while preparing for the adoption of eVTOL (Electric Vertical Take-Off and Landing) quiet, carbon-neutral and cost-effective aircraft. No company flies more people in and out of city centers than BLADE. For more details, see the link in our bio and look for EXPC on the NASDAQ

The following communication was made available by the Company on Instagram on December 15, 2020:

LinkedIn: We’re excited to share that BLADE is going public. BLADE will be the only publicly traded global Urban Air Mobility company, solidifying its position as the market leader in the rapidly growing UAM market. BLADE is a technology-powered, short-distance aviation company committed to reducing travel friction by enabling air transportation alternatives to some of the most congested ground routes in the U.S. and abroad while preparing for the adoption of eVTOL (Electric Vertical Take-Off and Landing) quiet, carbon-neutral and cost-effective aircraft. No company flies more people in and out of city centers than BLADE. Look for EXPC on the NASDAQ

The following communication was retweeted and made available by the Company on Twitter on December 16, 2020:

Twitter: eVTOLmag @eVTOLmag Dec 16 @flybladenow announced its intent to go public on the Nasdaq early next year under ticker $BLDE as an asset-light brand and platform for urban air mobility

Twitter: Vertical Magazine @verticalmag Dec 16 @flybladenow is going public in a deal that will give it hundreds of millions of dollars for strategic acquisitions as it prepares for the future of urban air mobility

The text of the linked articles follows:

Helicopter booking service Blade goes public, with an eye toward future eVTOL ops

Wednesday December 16, 2020

The helicopter booking platform Blade is going public in a deal that will give it hundreds of millions of dollars for strategic acquisitions, strengthening its position as a leading provider of urban air mobility (UAM) services as it prepares for the arrival of electric air taxis.

The transaction, announced Dec. 15 and expected to close in the first half of 2021, will see Blade listed on the Nasdaq through a combination with Experience Investment Corp. (EIC), a special purpose acquisition company (SPAC) sponsored by an affiliate of KSL Capital Partners. SPACs are publicly traded shell companies created for the sole purpose of acquiring existing companies, and have recently surged in popularity, according to Goldman Sachs.

The combination with EIC will give Blade a valuation of $825 million and $400 million in gross proceeds, including EIC’s cash held in trust and an additional $125 million from new and existing investors. Blade and KSL have already identified around $300 million in short- to mid-term investment opportunities that will help Blade expand its presence in the northeastern United States, on the West Coast in San Francisco and Los Angeles, and in new markets that could include Vancouver, Jakarta, and Tokyo.

Founded in 2014 by former Sony and Warner Music executive Rob Wiesenthal, Blade launched as a way to book helicopter flights between Manhattan and the Hamptons. By allowing passengers to book single seats using a convenient app — versus the traditional, time-consuming process of chartering an entire helicopter — Blade tapped into a new market of first-time fliers.

Since then, the company has added new routes and an airport shuttle service in its core market of New York City; jet service between New York, Miami, and Aspen; and helicopter charters in the Los Angeles area. Blade has also expanded into India and created a new division, Blade MediMobility, dedicated to organ transports.

Blade does not operate aircraft itself, instead partnering with third-party operators to arrange flights for its passengers — nearly 40,000 of them last year. As Blade chief financial officer Will Heyburn explained in a Dec. 15 investor call, this asset-light business model means that the company’s costs are “100 percent variable on a per flight basis: If we don’t fly, we don’t pay.” In exchange for bearing the fixed costs of aircraft operations, Blade’s partners gain increased flight volumes without having to invest their own resources in marketing, customer service, or booking technology.

Although helicopters will remain central to Blade’s business for at least the next five years, the company has enthusiastically embraced the growing UAM movement, rebranding as “Blade Urban Air Mobility” last year. Like other players in the space, Blade is counting on quiet, cost-effective eVTOL aircraft to dramatically increase the potential market for its urban shuttle service, and projects that it will begin to transition existing routes to eVTOL aircraft starting in 2025.

“Blade was specifically designed to be scalable and profitable using conventional helicopters today while positioned to smoothly transition to eVTOL tomorrow as soon as those aircraft are available, passing on lower operating costs to our fliers and enabling a reduced noise footprint and zero carbon emissions for the communities we serve,” CEO Rob Wiesenthal said in the Dec. 15 call.

“Early eVTOL designs are likely to have range and payload limitations, but will still be effective for our growing organ transport business, later our 10- to 15-mile airport transfer products, and then soon after our longer-distance businesses,” he added.

Blade’s announcement comes on the heels of Uber’s transfer of its own UAM division, Uber Elevate, to leading eVTOL developer Joby Aviation, which is aiming to certify and launch operations of its S4 air taxi by 2023. As part of that deal, Uber and Joby agreed to integrate their respective services into each other’s apps. A Joby spokesperson confirmed to eVTOL.com that the app-sharing agreement is not exclusive in either direction, and that “Joby retains the flexibility to partner with other demand-generation partners in both U.S. and overseas markets.”

Meanwhile, Uber’s decision to divest Elevate has given Blade the opportunity to consolidate its gains in New York and the Northeast Corridor. Uber launched its own helicopter shuttle service, Uber Copter, in New York City last summer with the explicit goal of building the operational and technical foundations for its planned eVTOL service, Uber Air. However, Uber Copter was suspended due to COVID-19, and the transfer of key personnel to Joby casts doubt on any near-term resumption of the service.

In a slide deck for investors, Blade acknowledged that COVID-19 has had a significant negative impact on business lines including its airport shuttle service, but has also created opportunities. Notably, now is an “ideal time to pursue accretive mergers and acquisitions in the fragmented UAM ecosystem given current COVID-19 overhang and legacy aviation valuation metrics,” the company said.

Blade predicts its revenue to more than double once eVTOLs are introduced in 2025, as reduced costs allow the company to provide services to a greater percentage of the market. Blade expects eVTOLs will be able to service some of the longer routes in its network, such as NYC to Boston — 187 miles — and NYC to Washington, D.C. — just over 200 miles — by 2026.

The following communication was made available by Blade Urban Air Mobility, Inc. (the “Company”) on Twitter on December 17, 2020:

Twitter: $EXPC BLADE Goes Public: @cheddar and @wiesenthal discuss #eVTOL and the future of urban air mobility. Watch the full interview here: https://vimeo.com/492192745

The transcript of the linked interview follows:

Cheddar: Blade CEO on Decision to Take Helicopter Taxi Company Public

12.15.20

Kristen: Welcome to Cheddar’s Opening Bell everyone. Helicopter taxi company,  Blade Urban Air Mobility, is hitting the public markets. Blade doing this through a reverse merger with a blank check company backed by KSL capital valuing at 825 million dollars.

For more on this, we’re joined by, Rob Wiesenthal, founder and CEO of Blade. Rob, it’s good to see you on this Thursday morning. Why was now the right time to go public?

Rob: Well I think that, you know, right now we're truly at an inflection point. Ground mobility has been radically transformed by software and battery technology at tremendous speeds. As evidenced by the numerous companies that have gone public in terms of charging stations and e-vehicles and it's clear to us the next battle is in the air.

Our company's actually named ‘Blade Urban Air Mobility’–– not not ‘BLADE Helicopters’ because we knew when we started the company we knew this is where the world was going. Morgan Stanley predicts that the eVTOL market which is Electric Vertical Takeoff or Landing aircraft is going to be a 165 billion dollar market in five years and it was important for us to get the capital to move quickly here.

Kristen: Okay, so in 5 years, beyond helicopters, what other air taxis can people expect?

Rob: So essentially, what eVTOL is it’s electric, it doesn’t emit carbons, and most importantly, it’s quiet. So you’ll see us basically over time, move our accessible fleet from helicopters to this new type of technology because frankly the reason why you don’t see new heliports around the country is because noise is a very big problem. We’ve been trying to mitigate that with helicopters, but with eVTOL the problem is largely solved. In a way you have to look at BLADE, not unlike many years ago like when Netflix had a great brand, lots of customers, and was moving DVDs by bags. It wasn’t really scaleable, it was a little bit clunky. What streaming is to Netflix, is what eVTOL is to BLADE and we now have the capital to make this a reality.

Kristen: How big is your fleet today and with this new capital how's it going to grow over the years to come?

Rob: Well, right now no company flies more people in and out of city centres than BLADE, by helicopter that is. We have infrastructure in about 12 terminals in the United States, 3 in India. We actually fly between Mumbai, Pune, and Shirdi–– turning 6 hour drives into 30 minute flights. So we have an incredibly strong brand and in terms of a helicopter travel–– very very strong market share. When eVTOL comes online, it's going to be a very big market, leaving room for other players besides BLADE, but I know we're going to have a prominent position here.

Kristen: How has the pandemic impacted your business, Rob?

Rob: This summer, spring was very difficult obviously because of lock down. But it was very interesting here, is that the usage patterns of our customers changed dramatically. No one really predicted exactly how the pandemic would really impact other companies, whether it be AirBNB or other companies. With BLADE essentially a lot/big part of our business were people leaving to destinations near their home, second homes, on weekends. And second homes became co-primary residences as people work from home. So we turned, frankly, a lot of our business that was leaving on a Friday and returning on Sunday into a seven-day-a-week business where people are commuting, maybe not everyday, but sometimes a couple days a week.

Kristen: What are the extra safety precautions, Rob, that your company has put in place during this time?

Rob: Well we’ve been absolutely leaders when it comes to public health and safety. Before you go on a BLADE helicopter not only are you temperature checked, not only is the helicopter electrostatically decontaminated, but it is the only company that does blood oxygen saturation checks. If you have blood oxygen levels below a 94, you do not fly. Additionally, with our fixed wing products that go longer distances, such as Miami or Aspen, we are the only company that when servicing those flights, that has mandatory COVID-19 testing in our secure terminals. So right before entering our terminal, you have a COVID test, if you pass, you go on. It’s making people feel really good about the experience. Additionally, on board, the same safety precautions are adhered to. The laboratories are cleaned after every use, you have to wear masks unless eating. I think it’s giving people an added layer of comfort.

Kristen: With this new capital, are you looking to make acquisitions?

Rob: Yes. A good portion of the proceeds here would be to make strategic acquisition in terms of infrastructure. What that means is really preparing for the introduction of eVTOL: more landing zones, greater ability to enhance our economics with current aircrafts, and to start to build the additional features that these helports needs in terms of charging stations to accommodate eVTOL.

Kristen: Alright Rob, we’re going to have to leave it there. Rob Wiesenthal, founder and CEO of BLADE. Rob, thank you for joining us.

This transcript is being made available for informational purposes only. Although significant efforts have been made at an accurate transcription, this transcript may contain errors, omissions or inaccuracies.

The following communication was retweeted and made available by the Company on Twitter on December 17, 2020:

Twitter: Voices of Wall Street @VoicesofWallSt Dec 17 Will you invest in @flybladenow? We spoke with the CEO behind the SPAC bringing the helicopter taxi company to public markets about why $UBER failed in urban mobility but BLADE won't and the electrification of air travel. $BLDE Hosted by @lisahopeking

The transcript of the linked interview follows:

Voices of Wall Street: Blade Will Excel Where Uber Failed in Air Travel, Says SPAC CEO

12.16.20

Hope: BLADE, a helicopter taxi service that initially became popular for its private flights bringing wealthy clients in and out of the Hamptons, is coming to public markets via a reverse merger with Experience Investment Corp, a SPAC backed by travel and leisure private equity firm KSL Capital. I’m joined by Eric Affeld, the CEO and Chairman of Experience Investment Corp. Eric, it’s good to see you this morning!

Eric: Good to see you Hope! Thanks for having me on.

Hope: Well out of all the targets, why was BLADE the most compelling investment opportunity?

Eric: Well, we formed our SPAC in October of 2019 before SPAC became the flavor of the day, actually. I vividly remember having to explain to friends and family what the heck a SPAC was all about after previously running a company that we took the normal way. So pre-COVID, we saw an awful lot of companies. We specifically focused on the travel and leisure related industries. Our first investment actually, back in 1992, was in an FBO business–– a fixed based operating business effectively landing places in aviation. So we’ve been in the air space for a long time. We’ve looked for a variety of different investments and a variety of different sectors in travel and leisure, including a company that was into electrification and retrofitting of existing small passenger aircraft and another company that was in the electrification of last mile delivery vehicles. So we saw quite a few things in the electrification space, the travel space, the transportation space. We were introduced to BLADE about 6 months ago. Many of our partners had been working in New York for several years and were very familiar with the service. Our partners at Ross Aviations, which is an existing portfolio company for KSL capital, which has an operation in Westchester county there just outside of Manhattan said this is a really interesting business and we think that this is valid and credible as it exists today and as you and your listeners, readers know, the world of travel in general is moving electric and so we said ‘wow’ this is quite an interesting business as it exists today and has seen rapid growth in adaptation of their current routes. With electric coming in 2, 3, 4 years, we see electric expanding globally––not just in the United States.

Hope: Well I wonder what circumstances, I mean a lot has happened in the last six months. You know, just a year ago I was sitting in an Uber Elevate Taxi service that was set to launch and there are rumors that Uber might be dissolving that or at least disintegrating it internally and maybe selling it elsewhere. What circumstances this year, the past 12 months, have you seen that really validates the thesis here for BLADE?

Eric: Well, pre-COVID and I’m going to refer to some notes here, there were massive, and by massive, I mean 80% plus increase in people using the airport into the city service which is ultimately going to be a quite a large driver for the company. Obviously, that changed overnight because of COVID situation, but then in the fall here, in October. Going back to October of 2020, they saw about a 50% increase in utilization. So absent COVID, the company was on a very very fast trajectory towards significantly higher usage and thus revenues and ultimately profitability. What happens how quickly all of the aviation industry, transportation industry, every industry bounces back from COVID–– it’s a little bit of everybody’s guess but obviously we’re all thrilled to be having vaccine that’s now being rolled out and I think that, based on some of the trends that you saw in US travel around Thanksgiving despite Dr. Faucci’s encouragement not to do so, you saw an increase in air travel during COVID. So people want to travel by air and in our case, it is a story that people have not realized yet and it’s affordable. So we think that coming out of COVID, this is going to be a very fast growing company.

Hope: Well I wonder as well, I mean people have really been traveling more by automobile, really wanting to get away from the mass transportations. I was wondering if you have seen any of that in the air space as well and BLADE providing that alternative where if you are going you know, short enough distances, that this is an alternative where you can buy quantity than be able to bring that cost down.

Eric: Yeah, I think the name of the game here and if you look at our investment pieces, there are a few key things that you have to assume or believe. One of which that you just touched on, and that is that the average consumer, not the uber wealthy consumer, but the average consumer––I won’t put you in that category, but me, is looking for speed and convenience. You want to get to your destination as quickly as you can and you want it to be convenient. And today, urban air mobility doesn’t offer either of those things. So we do think that, again, that more and more people––assuming that it is affordable, that BLADE has created a product specifically from the airport into Manhattan that might take you 2 hours if you’re on the ground which takes you five to seven minutes if you’re in the air for roughly 195 dollars. That’s not richy rich stuff, that’s getting to a place where average people can afford to buy the speed and convenience.

I think that the other two things that you have to assume, which we have while we’re making this investment, is that global urban transportation is only going to get more difficult. And if you’ve been fortunate enough to fly around the world, which I have, I don’t have to tell you the hassles we think we got it bad here in New York, or Los Angeles, or San Francisco–– go to Bangkok, go to Singapore, go to any urban market in the world and that problem is only getting worse because frankly, the alternatives don’t exist. You’re not going to expand the roads, going underground is prohibitively expensive in most markets in the world. So the answer we think is in the air, so assuming global air transportation becomes increasingly more difficult, and lastly assuming when you look at the fact that major OEMs: Boeing, Airbus, etc. have already invested 5 billion dollars into the future generation of electric vertical takeoff or landing aircraft, there was just an article in The Wall Street Journal a week ago talking about one of the manufacturers entering into an agreement with the Air Force to use piloted, not autonomous, piloted, electric vehicles to move people in and out around military installations. It’ s not only coming, it’s here, electric travel via what we would call helicopters today primitively is already taking place in Dubai and Singapore and South Korea and many other places around the globe. So if you combine the fact that there are manufacturers investing billions for next-gen transportation with the fact that urban transportation today is a nightmare, we think that it adds up to a pretty compelling story.

Hope: Right. I want to break apart the argument here that you touch upon a lot. And the first one, I want to go back to the story that I had said earlier that I told you earlier about how I was in an Uber taxi service: where could BLADE succeed where Uber did not see the opportunity which they did not manifest that appropriately?

Eric: Well, it’s a great question and logically, you would think that a company like Uber, which is moving people around in an affordable fashion would be interested in this space and they were. They formed a division that was specifically focused on I think what they called Uber Lift. I don’t want to say Uber Lift because…

Hope: It’s Uber Air I think, they had drop down options within the app. They had this whole vision of where whatever you needed was in that app so yeah, go through that a little bit.

Eric: Their headquarters are in New York City. They tried to launch that service there and there’s a couple of components here. One is access to aircraft and in our case, we don’t own the aircraft, just like Uber doesn’t own the cars their people drive around. The people who fly the aircraft, unlike Uber, have to be really really professionally trained. This is not like a weekend job where I just saw I’m gonna go fly on my helicopter around and pick up people. That’s probably, I wouldn’t fly with those folks. So the bigger piece of this puzzle is that you have to have a place to land and takeoff and BLADE has successfully over the last six years negotiated deals with places to land and takeoff particularly in the New York City market and throughout the northeast corridor and this is something that we think we’re going to be able to help with at KSL Capital with our background in FBOs to increase the number of spots where people can land and take off. So a big chunk of capital that we’re going to be deploying to help BLADE is going to go towards acquiring infrastructure. BLADE didn’t have it, or I say BLADE didn’t have it–– Uber didn’t have it, couldn’t get it and, therefore, backed away from making this a bigger initiative.

Hope: Real estate, so actually, having that access is important. And before we get into the other arguments parts of the arguments the Ross Aviation group which KSL owns, this airport services group, talk about how that will be maybe a foundation or starting point that what really that will do in terms of now with the BLADE partnership.

Eric: Well again, as I opened with we’ve been investing in private aviation for almost three decades and if your choice was to drive from, I’ll pick Westchester, or from Long Beach, California in the downtown to Santa Monica or to some place else. Pick a suburb in Chicago or San Francisco or today in India that BLADE is currently operating. Again, back to my earlier comment, this is going to be a global phenomenon. So if you have the ability to drive 10, 15, 20 minutes to a private airport and jump onto a BLADE helicopter and then transport into the city, or into another private airport, or whatever is convenient for you–– it just unlocks a ton of potential to expand the footprint of these BLADE Lounges and move about far more quickly. Again, I’m going to come back to the whole concept of speed and convenience. So number one: Westchester obviously is a very desirable location in the New York market. Back in the West Coast where BLADE currently has limited operations, we think our Long Beach, the Ross Aviation Long Beach operation will be helpful. And we and I know having run an FBO company in my past background, that if there are ways for those entities, private airports if you will, to get revenue by renting space or selling space to a company like BLADE, that they’ll make revenue as well.

Hope: That makes sense. You keep talking about the vision of a global and really expansion. The point of which this could become sort of a little mainstream, more mainstream. What needs to happen to get to that point where it does come down to a price point where somebody would look at the options of taking a car, driving themselves, where that value of time is equal to the value or maybe even less than maybe taking a BLADE service.

Eric: I think that there is a couple of factors that come into place here. One of them being the FAA regulations certification requirements, etc. We’re very fortunate that one of our board members, Jane Garvey, is the former administrator of the FAA as well as former chairwoman for United Airlines. We have other directors, Ted Phillip, who is currently the director of United Airlines. They’re very familiar with dealing with the FAA. They’re very familiar with going through the regulatory requirements. I think again, that there are different regulatory requirements around the world. BLADE has a partnership in India which was established somewhere between 6 and 9 months of negotiating a contract to actually having laid lounges operational and flying passengers. The response was immediate. I can’t recall the numbers of repeat users, but it was north of 50% of the people who originally tried it, got back on and did it again. So we think the opportunity globally is going to be quite substantial. Although, our projections that were put out yesterday focus almost exclusively on the United States and almost exclusively there on the northeast quarter. We think that there is a very high probability that the company ramps to 400 million dollars in revenues in the next 3-4 years and becomes quite profitable and that’s without assuming any significant movement to the West Coast, anywhere else in the US, or globally.

Hope: I want to talk about the FAA. I want to get your reaction to Pete Buttigieg now being the named transportation secretary. I know it’s very recent news so even if you had initial impressions of how this new administration might treat more of this type of aviation.

Eric: Yeah, I don’t have a reaction to Puttigieg being named the head of the FAA, but I think that it is, and I’ll be so strong as using the word inevitable, that transportation is moving more electric. The current, Elaine Chao, the current FAA director has said that they have been actively studying eVTOL alternatives, proposals, etc. and frankly, does not see and I don’t have direct quotes from the FAA, but the line of argument has been we don’t see any major hurdles from moving from traditional roto craft to electrification. Again, what I began with, I believe with the new administration is going to be more interested in alternative forms of transportation and energy and moving people around in a quieter, cleaner, and ultimately less expensive way.

Hope: Yeah, quieter, especially in New York. There have been many controversies around you know, the explosion of more travel by helicopter. What needs to happen, what is the timeline to get electrification up in the air. It’s slowly but surely happening on the ground with cars.

Eric: Well, I’m going to try and find some quotes here from the FAA and actually, I’ll just pass that up. There are analysts, Morgan Stanley has an analyst who has suggested that this particular space is going to be 125 billion dollars worth of valuation by 2024-2025. That coincides with many experts that say eVTOL will just be taking off. So the quotes that I was going to refer to and I think it’s in some of the materials that were posted yesterday in conjunction with our filling would suggest that the FAA is currently, actively, evaluating meaning today, evaluating even eVTOL manufactures. So we don’t assume that we’re going to be using the technology until 2025. I’d be surprised if it weren't’ before then because as I said earlier in our conversation, these things are being flown around the world today.

Hope: Now let’s talk about one business line that many people might not be aware of which is BLADE Medi Mobility. Let’s sort of go into that a little bit if you can. Why it’s important and what it does for the business.

Eric: Well, as, again, your viewers, listeners know, metamobility, or maybe they don’t know just because they might not be familiar with that term. It’s moving human organs in organ transplant situations which you do know is very very time sensitive. You’ve got to be able to move the organs as quickly as possible to give them to where they are going to be implanted. Today, if you listen to some of the doctors at NYU Langone, they will flat out say, what used to take us 2, 3, 5, 4 hours, with the BLADE product takes 5, 10, 15, 20 minutes. If you’re talking about saving someone’s life, that’s gigantics. As part of our due diligence, I spoke with our helicopter operator who currently operates 17 aircraft around the United States and his comment was, ‘Today, our company is one of the leaders in moving these organs around.’. He said I think this is a huge business that today is relatively untapped. We believe that one of the first applications for electrified transportation will include the medi mobility and it will be piloted, which is an interesting thing because there are people who speculate that at some point, just like Tesla and Uber have said, we’re not going to have anybody in the car. You’re going to call Uber and the car will show up all by itself and take you away to someplace. I don’t know about that for me right now, but the first applications for eVTOL are absolutely going to be piloted and they’re going to be using our locations.

Hope: Right, I think that might give some potential customers some satisfaction in the safety aspects of having enough of those trips before they get on. What about the vaccine distribution? I wonder if there has been any conversation already to distribute these. I meant there’s a very short time window. Any talks there?

Eric: I haven’t heard anything although it would certainly be logical that drones or other means of transporting products in this case, not people, would be a logical way of moving the vaccine around, but that’s way out of my pay grade. I really don’t know.

Hope: Well we talked a lot about transportation obviously because we’re talking about BLADE going public, but what are the other sectors that you might have your eye on now that SPAC is benign the new black as some people like to say?

Eric: We’re one and done as you know the rules require I think that SPAC invest 80 or 85 percent of their proceeds into one company. So this is it for Experience Investment Corp whether or not we would ever do another one, we don’t know. That would be something my partners at KSL and I to figure out, but we do believe, and this going back to the history of KSL having invested in travel and leisure for 30 years that, again, back to my fundamental assumptions from the beginning, that you got to make investment bets on certain key theses, thesis. Ours today is that global transportation only gets worse and that a lot of people are focused on next gen technology and people are focused on speed and convenience. If you apply that to travel and leisure industries, I don’t think that COVID is going to stop people from wanting vacations, or to visit with their families, or to enjoy experimental whatevers. Whether that be bicycling trips, hiking trips, you name it–– that’s one of the reasons why we named ourselves Experience Investment Corp. because we were looking for companies more experiential in nature than simply owning a brick and mortar building. So unless you believe that people at this point have said ‘that’s it, I never want to go to Europe again. I never want to see the Grand Canyon.’, which I don’t believe. We think there’s going to be plenty of opportunities in the broader travel and leisure world.

Hope: Eric, thank you so much for sharing your time and experience with us today.

Eric: My pleasure Hope, thank you.

This transcript is being made available for informational purposes only. Although significant efforts have been made at an accurate transcription, this transcript may contain errors, omissions or inaccuracies.

The following communication was made available by Blade Urban Air Mobility, Inc. (the “Company”) on Twitter on December 18, 2020:

Twitter: Exciting news this week for BLADE ($EXCP)! Read more about the news and investors here: https://blade.flyblade.com/investors

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Additional Information and Where to Find It

Experience Investment Corp. (“EIC”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade Urban Air Mobility, Inc. (“Blade”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Blade intends to deliver to its shareholders an information statement in connection with its solicitation of written consents from its shareholders for the approval of the transaction. Blade’s shareholders are advised to read, when available, this information statement and the Form S-4 because it will contain important information about EIC, Blade and the Merger.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information About the Transaction and Where to Find It.”

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to EIC’s and Blade’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of EIC once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Blade”), and Blade’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on EIC’s or Blade’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EIC’s or Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of EIC or Blade or other conditions to closing in the Merger Agreement; (3) the ability of New Blade to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of EIC to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Blade’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Blade to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Blade and New Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Blade’s and New Blade’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against EIC, Blade, New Blade or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and EIC’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in EIC and is not intended to form the basis of an investment decision in EIC. All subsequent written and oral forward-looking statements concerning EIC and Blade, the Transactions or other matters and attributable to EIC and Blade or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.